MySwimPro

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Paypal	22,831.11
TOTAL BUS CHK (7051)	722,546.87
Total Bank Accounts	**$745,377.98**
Other Current Assets	
Merchant Cash to Receive	41,446.59
Total Other Current Assets	**$41,446.59**
Total Current Assets	**$786,824.57**
TOTAL ASSETS	**$786,824.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink Credit Card	8,755.65
Total Credit Cards	**$8,755.65**
Other Current Liabilities	
Accrued Expenses	432.26
Convertible Promissory Note	80,000.00
Interest Payable	2,801.09
PPP Loan Payable	0.00
Total Other Current Liabilities	**$83,233.35**
Total Current Liabilities	**$91,989.00**
Total Liabilities	**$91,989.00**
Equity	
Opening Balance Equity	0.00
Owner's Investment	664,070.04
Retained Earnings	45,891.22
Net Income	-15,125.69
Total Equity	**$694,835.57**
TOTAL LIABILITIES AND EQUITY	**$786,824.57**